Exhibit 8.1
List of Subsidiaries

Name	Jurisdiction & Equity Ownership
China Dredging Group (HK) Co. Ltd.	Hong Kong – 100%
Fujian WangGang Dredging Construction Co., Ltd.	PRC – 100%
Fujian Xing Gang Port Service Co. Ltd.	PRC – 50%